Exhibit 21

List of Subsidiaries — CollaGenex Pharmaceuticals, Inc.

Entity	Jurisdiction
MMP Technologies, Inc.	Delaware
CollaGenex International, Ltd.	United Kingdom
SansRosa Pharmaceutical Development, Inc.	Delaware (majority ownership)